FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is a summary of an announcement issued by HSBC InvestDirect (India) Limited, an Indian incorporated, 98.03 per cent-owned subsidiary of HSBC Holdings plc.

29 July 2010

HSBC INVESTDIRECT
RESULTS HIGHLIGHTS FOR THE QUARTER TO 30 JUNE 2010

·
Operating income of
Rs.37.2 crore (US$8.1 million) for the quarter ended 30 June 2010, lower than the Rs.44.7 crore (US$9.8 million) reported for the same period in 2009.
·
Net loss after tax of
Rs.17.6 crore
(US$3.8 million) for the quarter compared with a loss
of Rs.19.9 crore
(US$4.4 million)
for the comparable period in 2009.
·
Loss per share of Rs.2.5 (US$0.05) for the quarter - down from a loss per share of Rs.2.8 (US$0.06) for the same period in 2009.

Media enquiries to
Rajesh Joshi on +91 22 2268 1695 or at rajeshjoshi@hsbc.co.in

Notes to editors:

1. Basis of accounting
The above results are on an Indian GAAP basis.

2. HSBC InvestDirect (India) Limited (formerly IL&FS Investsmart Limited) (HSBC InvestDirect)
HSBC InvestDirect is one of India's leading financial services organisations
. HSBC InvestDirect, through its subsidiaries, provides a wide range of investment products to its retail clients, including equity broking, investment banking, mutual funds distribution and related financing services. HSBC
InvestDirect's
1,694 employees provide a complete range of investment solutions to over 130,000 customers in India through its 76 branches and 131 franchisee outlets from over 77 cities. InvestDirect is listed on the National Stock Exchange and the Bombay Stock Exchange. HSBC holds a 98.03 per cent stake in the company.

3. HSBC in India
The Hongkong and Shanghai Banking Corporation Limited in India offers a full range of banking and financial services to over 1.5 million customers through its 50 branches and 150 ATMs across 29 cities.

HSBC is one of India's leading financial services groups, with over 35,000 employees in its banking, investment banking and capital markets, asset management, insurance broking, insurance, software development and global resourcing operations in the country. It is a leading custodian in India. More than five per cent of India's exports and imports pass through HSBC India's banking channels. The asset management business in India is one of the leading players in the industry. The Bank is at the forefront in arranging deals for Indian companies investing overseas and foreign investments into the country. It has a fully enabled and established insurance advisory service of international standards. It is one of the leading players in domestic and export factoring, and one of the leading banks for an increasing number of SMEs. With its extensive reach across Asia, the Americas and Europe, HSBC has the capacity to offer complete banking and financial solutions to India's burgeoning economy. In 2008, it acquired a majority stake in IL&FS Investsmart (now renamed HSBC InvestDirect) that has enabled it to offer retail brokerage services to its customer across a wider geography.

HSBC's network of branches is located at Ahmedabad, Bangalore, Chandigarh, Chennai, Coimbatore, Gurgaon, Guwahati, Hyderabad, Indore, Jaipur, Jodhpur, Kochi, Kolkata, Ludhiana, Lucknow, Mumbai, Mysore, Nagpur, Noida, New Delhi, Nasik, Patna, Pune, Raipur, Surat, Trivandrum, Thane, Vadodara and Visakhapatnam.

4. The
Hongkong
and Shanghai Banking Corporation Limited
The
Hongkong
and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with over 8,000 offices in 88 countries and territories and assets of US$2,364 billion at 31 December 2009, is one of the world's largest banking and financial services organisations
. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:

Name: P A Stafford

Title: Assistant Group Secretary

Date: 29 July, 2010